

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 21, 2010

By Facsimile and U.S. Mail

Mr. James Addison
Chief Financial Officer
SCANA Corporation
100 SCANA Parkway
Cayce, SC 29033

> **Re:** **SCANA Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-8809**
>
> **South Carolina Electric & Gas Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-3375**

Dear Mr. Addison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief